Exhibit 4.115

NEVADA GEOTHERMAL POWER COMPANY
900-409 Granville Street
Vancouver, BC V6C IT2

Oct 15, 2008

Roger Johnson and Nancy Johnson
PO Box 916

Winnemucca, NV 89446

USA

Dear Mr. and Mrs. Johnson:

Re: Surface and Access Rights to Township 33 North, Range 40 East, MDB&M, Section 5, and Section 4: S1/2 (collectively, the "Lands")

We refer to the Hotsprings Ranch Geothermal Lease and Agreement, as yet undated (the "Lease"), whereby you will grant rights to the geothermal resources with respect to certain properties which include the Lands to Nevada Geothermal Power Company (the "Company").

This letter confirms that in addition to any of the rights granted in the Lease, you also wish to grant to the Company the right to access and perform work on the Lands, subject to the following:

a)

prior to the commencement of any operations on the Lands, the Company shall consult with you regarding the commencement of such operations (by email) with the approximate date of such commencement and the location of same; such consultation will take place within a reasonable time prior to the commencement of such operations;

b)

the Company, and all contractors engaged by the Company, shall use reasonable care at all times in all operations on the Lands to prevent injury or damage to people, cattle, livestock, buildings, water diversion works, including water pipelines, ditches, tanks and water wells, or other property located thereon; and the Company agrees to repair and restore, mitigate or pay you for all damages to the surface of the Lands and to the cattle, crops, buildings, livestock, fences, water diversions, including water pipelines, ditches, tanks, water, water wells and, without limitation, all other property situated on the surface of the Lands resulting from the Company's operations on the Lands; and

c)

the Company, and all contractors engaged by the Company, shall remove from the Lands all garbage or other foreign material that has been brought onto the Lands in connection with such work programs on or before the completion of each work program, and shall perform reclamation work as may be reasonably necessary to repair any surface disturbance resulting form such work. Lessee shall be responsible for the compliance of any employee, agent, contractor, subcontractor, or other party engaged by Lessee to perform any work on the Lands within 3 months after the work performed is completed, or Lessee will be obligated to compensate Lessor for any damages incurred by such non-compliance.

In consideration for such rights to access and enter the Lands, the Company will pay you an annual fee (the "Access Fee"), which shall vary depending upon the type of work being conducted by the Company:

Type of Work	Access Fee Rate
geothermal exploration	US$2,000 per year
drilling production wells	US$4,000 per year
plant and pipeline construction	US$8,000 per year

The Access Fees will be paid to you by cheques mailed or delivered to the address indicated above, and shall be due on the anniversary date of this Agreement,.

It is understood that under section 16 of the Lease, the Company has the right, at its sole option, from time to time, either before or after production, to unitize, pool or combine all or any part of the lands which are the subject of the Lease with other land or lands or lease or leases (whether held by the Company or others) adjacent, adjoining or in the immediate vicinity of the lands which are the subject of the Lease, to comprise one or more operating or development units (a "Unit").

In the event that the Company should determine that an economically viable geothermal resource is present beneath or in the vicinity of the Lands, then the Company will use its best efforts to cause the power plant (to be constructed to exploit such resource) to be located on the Lands, provided however that the ultimate decision concerning the location of the power plant will be subject to a mutual agreement among the Company; you, as the surface owner; and the Company's partners, associates and their respective technical and financial advisors.

You also hereby grant to the Company the right to lease 200 acres of the Lands, excluding land (approximately 18 acres) that lies within a 500 foot radius of the Lessor's residence, as may be required for any permanent facilities necessary for power development, such as production well sites, pipeline rights of way and power plants. The Company will consult with you to determine a mutually agreeable location for any permanent facilities, provided that you agree to negotiate in good faith with respect to optimizing the geothermal potential of the Lands. The Company may exercise this right to lease by giving you written notice advising which portions of the Lands the Company wishes to lease (the "Surface Lease"). In consideration for the exercise of the right to the Surface Lease, the Company will pay to you a royalty (the "Royalty") equal to 0.29 % of the gross proceeds received from the sale of power generated from substances produced from the Unit by a power plant, payable on a monthly basis. The Royalty shall be the sole compensation due under the Surface Lease, and Royalty payments shall suspend any obligation to pay Access Fees provided that such Royalty payments due under any surface lease are greater than or equal to the Access Fees then due under this Agreement. If Royalty payments are not equal to or greater than the Access Fees then due, then the Access Fees shall not be suspended but may be reduced by the amount of Royalty payments paid to you.

The Company acknowledges and agrees that any other rights not expressly granted in this letter agreement including, but not limited to, the right to hunt and fish, are expressly excluded from this letter agreement. The Company acknowledges and agrees that you have reserved the right to use the springs currently existing on the Lands, provided that such use of the springs does not materially conflict with the geothermal operations of the Company. In the event that the geothermal operations of the Company do materially impair the current use of the springs, then the Company shall arrange an for alternate supply of water of equal or better quality for your domestic use.

Notwithstanding the rights granted elsewhere in this agreement, the Company shall not make application to the State Engineer of Nevada for any right to divert or use waters of the State of Nevada that would in any way injure or interfere with your existing water wells, ponds or reservoirs, or interfere with or restrict the supply of water to you or your tenants for any use, including agriculture, domestic or livestock. Subject to these limitations, the Company shall be free to make application to the State Engineer for such water rights as it may require for its operations on the Lands, provided that all applications shall be made jointly in the names of the Company and you. If the Company elects to permanently abandon any water well drilled by the Company on the Lands, then you shall have the option of requiring in writing that (a) the Company assign and convey the well to you in consideration of your payment to Lessee of the salvage value of the materials in and on the well being abandoned; or (b) the Company agrees to plug such abandoned well at the bottom of the surface casing according to governmental regulations to prevent contamination of ground water. If the Company drills a water-bearing well which does not contain geothermal resources and the Company decides, in it's sole discretion, to abandon such well, then you shall have the option of requiring in writing that the Company assign, convey and transfer such well to you, and at that time you shall pay the Company for the salvage value of the material and equipment in and on the well. On termination of the Lease, the Company shall assign and convey to you all permits and water rights appurtenant to the Lands which are acquired by the Company under the Lease or this agreement.

In the event that a power plant is built and operating on the Lands, the Company shall use its best efforts to deliver power directly to your house.

It is acknowledged by the Company that you currently utilize water derived from hot springs for domestic heating purposes. In the event that the activities of the Company should adversely affect the flow of water from the hot springs currently utilized by you for domestic heating, then the Company shall provide reasonable cash compensation for the cost of obtaining an alternate supply of heat for domestic use.

This agreement shall continue so long as the geothermal Lease is effective. Upon termination or expiration of this letter agreement, the Company shall have a period of six months from and after the effective date of termination in which to remove from the Lands all of its machinery, equipment, and other property of every nature and description erected, placed, or situated thereon, except foundations of a permanent nature, supports, track, and pipe placed in shafts, drifts, or openings in the Lands.

Each party shall have the right to sell, assign, transfer or otherwise dispose of all or any portion of its interest in the Lands or this letter agreement to an Affiliate of the assigning party, provided that the Affiliate agrees in writing to accept all terms, conditions and obligations of the Agreement and the Lease. The assigning party will remain liable for accrued obligations under the Agreement unless the parties and the assignee mutually agree otherwise in writing. An "Affiliate" under this Agreement shall mean any person, partnership, limited liability company, joint venture, corporation, or other form of enterprise which controls, is controlled by, or is under common control with a party.

Each party shall have the right to sell, assign, transfer or otherwise dispose of all or any portion of its interest in the Lands or this letter agreement to a third party that is not an Affiliate only after (i) receiving prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; (ii) receiving a prior written commitment by the assignee to be bound by the terms, conditions, and obligations of this agreement, which commitment shall be incorporated in and made part of the assignment and furnished to all other parties. Upon the assignment of all of its rights, the assignee shall have no further obligations under this agreement arising after the date of the assignment.

The Company shall perform all of its operations on the Lands in a good and workmanlike manner and in compliance with all applicable federal, state, and local laws and regulations. The Company shall, at the conclusion of geothermal operations, conduct such reclamation with respect to any land disturbances as is required by applicable federal, state and local law with respect to operations conducted by the Company. The Company's reclamation obligations under this letter agreement shall not terminate until the reclamation has been completed as evidenced by the approval of the relevant federal and state authorities.

The extinguishing of any fires caused by the Company, or its personnel, invitees, agents or contractors shall be at the Company's sole cost and shall be subject to the indemnification provisions hereof.

The Company shall, at its expense, allow no lien to remain on the Lands resulting from the operations of the Company. The Company shall post and maintain a notice of non-responsibility on the Lands.

The Company shall protect you against any damages arising out of its operations on the Lands and shall defend, indemnify and hold harmless you against any claims, costs, damages, demands, expenses, judgments, liability or losses resulting from the Company's operations on the Lands. The Company shall carry general casualty liability insurance protecting you against damages arising out of its operations on the Lands. At a minimum, the Company will maintain commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Lands, with limits of not less than the amount of $2,000,000.

This Agreement shall be construed, interpreted, and governed by the laws of the State of Nevada. It is agreed that all disagreements concerning the respective obligations of the parties under this Agreement shall be resolved in accordance with the rules of the American Arbitration Association. Each party shall bear its own attorney's fees and costs in connection resolving such disputes unless a specific award for costs is made in favour of one party under a decision of a duly appointed arbitrator.

The provisions of this letter agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, personal representatives, beneficiaries, successors, and assigns.

The rights granted in this letter agreement is in addition to and not an abrogation of any rights granted in the Lease.

If you agree to the terms of above, please sign the duplicate copy of this letter in the space provided below.

Yours truly,

NEVADA GEOTHERMAL POWER COMPANY

Per: Signed

Brian Fairbank President

SIGNED, SEALED, AND DELIVERED

In the presence of

Signed

Signed

Victoria Kepler

Roger Johnson

Witness

SIGNED, SEALED, AND DELIVERED

In the presence of

Signed

Signed

Victoria Kepler

Nancy Johnson

Witness